                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          John Q. Hammons Hotels, Inc.
                      ------------------------------------
                                (NAME OF ISSUER)

                      Class A Common Stock, $0.01 par value
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    408623106
                      ------------------------------------
                                 (CUSIP NUMBER)

                             Gary R. Silverman, Esq.
                                Kaye Scholer LLC
                           Three First National Plaza
                                   41st Floor
                             70 West Madison Street
                             Chicago, IL 60602-4231
                                 (312) 583-2330
                      ------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 24, 2005
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 408623106               SCHEDULE 13D
-------------------                                          -------------------


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1        NAMES OF REPORTING PERSONS: JQH Acquisition LLC
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                         (b) [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS *
         PF, OO

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

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    NUMBER OF     7        SOLE VOTING POWER

     SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               18,089,823
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

   REPORTING               0
                  --------------------------------------------------------------
  PERSON WITH     10       SHARED DISPOSITIVE POWER

                           0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   18,089,823
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      82.5%

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14    TYPE OF REPORTING PERSON *
                                       OO

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                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

      This Amendment No. 4 ("Amendment No. 4") to the Schedule 13D dated February 9, 2005 of JQH Acquisition LLC, a Delaware limited liability company (the "Reporting Person"), as amended by Amendment No. 1 to the Schedule 13D dated March 1, 2005, Amendment No. 2 to the Schedule 13D dated March 14, 2005 and Amendment No. 3 to the Schedule 13D dated May 6, 2005 (collectively, the "Schedule 13D") relating to the shares of Class A common stock, par value $0.01 per share (the "Shares"), of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"), is being filed (1) to report the entry into the Reconfirmation Letter Agreement (as defined below) between the Reporting Person and the Company and the entry into the Transaction Agreement among the Reporting Person, the Company's principal stockholder, John Q. Hammons ("Mr. Hammons"), and certain of their affiliates, (2) to report an increase in the Reporting Person's deemed beneficial ownership of Shares by virtue of its entry into the Transaction Agreement and (3) to update Items 3, 4, 5 and 7 of the Schedule 13D.

      Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 6 of the Schedule 13D. Accordingly, Items 1, 2 and 6 are omitted from this Amendment No. 4.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D is amended to insert the following paragraph after the second paragraph of Item 3:

      "On May 24, 2005, the Reporting Person entered into a letter agreement with the Company (the "Reconfirmation Letter Agreement") pursuant to which the Reporting Person reconfirmed the Proposal. The Company agreed to continue to negotiate exclusively with the Reporting Person until the earlier to occur of June 30, 2005 and the termination of the Transaction Agreement (as defined below) with regard to the Proposal. A copy of the Reconfirmation Letter Agreement is attached to this Statement as Exhibit 16 and is incorporated herein by reference."

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is amended to insert the following paragraph after the end of the fifth paragraph of Item 4:

      "On May 24, 2005, the Reporting Person and JD Holdings, LLC, a Delaware limited liability company (collectively, the "Investor Group"), Mr. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989 as amended and restated (the "Trust"), and Hammons, Inc., a Missouri corporation, entered into an agreement (the "Transaction Agreement") setting forth various agreements to be entered into and actions to be taken by the parties in connection with the transactions contemplated by the Proposal and related transactions. Pursuant to the Transaction Agreement, Mr. Hammons, the Trust and Hammons, Inc.

(collectively, the "Hammons Parties") agreed to vote all of their shares of the Company's Class A common stock and Class B common stock and all of the limited partnership interests they hold in John Q. Hammons Hotels, L.P. ("JQH Hotels, LP") in favor of the merger and other transactions contemplated by the Proposal and against any competing proposal. The parties agreed to continue negotiating exclusively throughout the term of the Transaction Agreement with regard to the transactions contemplated by the Proposal. The Transaction Agreement may be terminated by the Investor Group or the Hammons Parties under ceratin circumstances, including if (i) the parties have not signed the definitive agreements contemplated by the Transaction Agreement on or before June 2, 2005 or (ii) the closing of the proposed merger has not occurred on or before December 31, 2005. A copy of the Transaction Agreement is attached to this Statement as Exhibit 17 and is incorporated herein by reference. On June 3, 2005, the Reporting Person delivered a letter to the Company and the Special Committee of the Board of Directors of the Company indicating, among other things, the Reporting Person's agreement not to terminate the Transaction Agreement at any time on or prior to June 14, 2005. A copy of the letter is attached to this Statement as Exhibit 18 and is incorporated herein by reference."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) of the Schedule 13D is deleted in its entirety and replaced with the following:

      "(a) Neither the Reporting Person nor Mr. Eilian owns of record any Shares. By virtue of the Stockholders Agreements and the Transaction Agreement to which it is a party, the Reporting Person may be deemed to have shared voting power with respect to, and therefore to beneficially own, 18,089,823 Shares beneficially owned by the Stockholders, Raffles, the Trust, Hammons, Inc. and Mr. Hammons representing 82.5% of the Shares issued and outstanding."

      Item 5(b) of the Schedule 13D is amended to delete the sixth and seventh paragraphs of Item 5(b) and to insert the following paragraphs after the fifth paragraph of Item 5(b):

      "By virtue of the Transaction Agreement, the Reporting Person may be deemed to share voting power with the Trust with respect to 15,570,343 Shares beneficially owned by the Trust (including 294,100 Shares issuable upon conversion of shares of the Company's Class B common stock held by the Trust which are convertible into Shares on a share-for-share basis at any time and 15,007,143 Shares issuable upon the redemption of units of limited partnership interests of JQH Hotels, LP held by the Trust which are redeemable for Shares on a one-for-one basis). The Trust's business address is 300 John Q. Hammons Parkway, Suite 900, Springfield, Missouri 65806. To the best of the Reporting Person's knowledge, the principal business of the Trust is its ownership of Hammons, Inc. The Trust is a Missouri trust.

      By virtue of the Transaction Agreement, the Reporting Person may be deemed to share voting power with Hammons, Inc. with respect to 1,036,757 Shares beneficially owned by Hammons, Inc. (representing Shares issuable upon the redemption of units of limited partnership interests of JQH Hotels, LP held by Hammons, Inc. which are redeemable for Shares on a one- for-one basis). The business address of Hammons, Inc. is 300 John Q. Hammons Parkway, Suite 900, Springfield, Missouri 65806. To the best of the Reporting Person's knowledge, the principal business of Hammons, Inc. is its ownership of units of limited partnership interests of JQH Hotels, LP. Hammons, Inc. is a Missouri corporation.

      By virtue of the Transaction Agreement, the Reporting Person may be deemed to share voting power with Mr. Hammons with respect to 335,000 Shares beneficially owned by Mr. Hammons (representing Shares issuable upon the exercise of options held by Mr. Hammons). Mr. Hammons' business address is 300 John Q. Hammons Parkway, Suite 900, Springfield, Missouri 65806. The principal business of Mr. Hammons is to act as the Chairman and Chief Executive Officer of the Company. Mr. Hammons is a citizen of the United States.

      To the Reporting Person's knowledge, none of the Stockholders, Raffles, the Trust, Hammons, Inc. or Mr. Hammons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      All information with respect to the Stockholders, Raffles, the Trust, Hammons, Inc. and Mr. Hammons and their ownership of Shares set forth above is based solely on representations and warranties made by the Stockholders and Raffles in the Stockholders Agreements and by the Trust, Hammons, Inc. and Mr. Hammons in the Transaction Agreement; on the Stockholders', the Trust's, Hammons, Inc.'s and Mr. Hammons' filings with the Securities and Exchange Commission ("SEC") on Schedule 13D and on the Company's filings with the SEC."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 16     Letter Agreement between the Reporting Person and the Company
Exhibit 17     Transaction Agreement
Exhibit 18     Letter from Reporting Person to the Company

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2005

                                          JQH ACQUISITION LLC


                                          By:  /s/ Jonathan D. Eilian
                                               ---------------------------------
                                               Name:  Jonathan D. Eilian
                                               Title: Managing Member